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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016283

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFA Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9306 W. 58th Ave
(No. and Street)

Arvada Co 80002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul V. Lonigro 303 4231162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

5655 S Yosemite St. Englewood Co 80111
(Address) (City) (State) (Zip Code)

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 08 2004
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul V. Lonigro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFA Financial Group LLC, as of April 5, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIANNE SVEC NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 04/10/2004
6355 Ward Rd.
Arvada, CO 80004

Marianne Svec
Notary Public

[signature]
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIA FINANCIAL GROUP, LLC.

Financial Statements As Of December 31, 2003

Together With Independent Auditors' Report

JDS professional group

certified public accountants, consultants and advisors

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Members of GIA Financial Group, LLC:

We have audited the accompanying statement of financial condition of GIA Financial Group, LLC. (the "Company") as of December 31, 2003, and the related statements of operations and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The December 31, 2002 statements were reported on by other auditors whose report dated January 22, 2003 had an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIA Financial Group, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

Englewood, Colorado
February 5, 2004

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5655 S. Yosemite Street, Suite 100 • Englewood, CO 80111-3218 • 303 771 0123 • 303 771 0078 fax

GIA FINANCIAL GROUP, LLC

Statement Of Financial Condition
As Of December 31, 2003 And 2002

ASSETS	2003	2002
Cash	$ 14,419	$ 13,427
Commissions receivable	2,111	956
TOTAL ASSETS	$ 16,530	$ 14,383
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Commissions payable	$ 1,877	$ 1,126
Members' Equity:	14,653	13,257
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 16,530	$ 14,383

The accompanying notes are an integral part of the financial statements.

GIA FINANCIAL GROUP, LLC

Statement Of Operations
For The Years Ended December 31, 2003 And 2002

	2003	2002
Revenue:		
Commissions income	$ 22,625	$ 22,921
Other	1,859	1,926
Total Revenue	24,484	24,847
Expenses:		
Commissions	17,908	18,645
Professional fees	1,825	1,820
Regulatory fees	1,598	1,186
Insurance	607	598
General and administrative	1,150	1,247
Total Expenses	23,088	23,496
NET INCOME	$ 1,396	$ 1,351

The accompanying notes are an integral part of the financial statements.

Statement Of Cash Flows
For The Year Ended December 31, 2003 And 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,396	$ 1,351
Adjustments to reconcile net income to net to cash provided by operating activities:		
(Increase) decrease in commissions receivable	(1,155)	355
Increase in commissions payable	751	51
Net cash provided by operating activities	992	1,757
NET INCREASE IN CASH	992	1,757
CASH, BEGINNING OF YEAR	13,427	11,670
CASH, END OF YEAR	$ 14,419	$ 13,427

(1) Nature Of Company

GIA Financial Group, LLC ("Company") was organized as a Colorado limited liability company on June 13, 2000. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company sells mutual funds and variable products.

The Company consists of two members. The operating agreement provides that each member share in the profits and losses pro rata based on their percentage interests in the Company on each day of the Company's taxable year.

The Company is not subject to federal and state income taxes. Each member reports their distributive share of income, gain, loss, deductions or credits on their respective income tax returns.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of the Securities and Exchange Commission Rule 15c3-3 under 15c3-3(k)(1).

(2) Summary Of Significant Accounting Policies

Basis Of Accounting

The financial statements of the Company have been prepared on the accrual basis.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers demand deposits and short-term investments with original maturities of 3 months or less as cash and cash equivalents.

Revenue Recognition

Revenue is recorded as income when collection when it is believed to be collectible within 30 days.

(3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2003, the Company had net capital of $12,542, which was $7,542 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

(4) **Related Party Transactions**

In 2002, the Company paid $1,240 as reimbursement of expenses to one of the LLC members under an expense agreement.

GIA FINANCIAL GROUP, LLC

Computation Of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As Of December 31, 2003

SCHEDULE I

Net capital	
Total member's equity qualified for net capital	$ 14,653
Deductions and/or charges:	
Non-allowable commissions receivable	(2,111)
Net capital	$ 12,542
Total aggregate indebtedness - commissions payable	$ 1,877
Minimum requirement of 6 2/3% of aggregate indebtedness of $1,877 or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 7,542
Excess net capital, at 1,000 percent	$ 12,354
Ratio: Aggregate indebtedness to net capital	.15 to 1

Reconciliation with the Company's computation:

The difference between the audited net capital and the Company's computation as reflected in Part II of Form X-17A-5 as of December 31, 2003, is as follows:

Net capital on Part II of Form X-17A-5	$ 9,653
Net capital per audited financial statements	7,542
Difference	$ 2,111

SCHEDULE II

Statement of Changes in Liabilities Subordinated to Claims of Creditors	Not applicable
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation	Not applicable